TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 18, 2002

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On July 18, 2002, the Company issued the following press release:

SECOND BANCORP
REPORTS SECOND QUARTER EARNINGS

Warren, Ohio, July 18, 2002—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") reported second quarter 2002 net income of $4,353,000, up 2.2% from the $4,258,000 earned during the same period last year. Year-to-date earnings were $9.04 million, an increase of 8.3% over net income reported for the first six months of 2001. Diluted earnings for the quarter were $.43 per share, marginally improved over the $.42 reported last year and, for the first half of the year, were $.90 per share or 8.4% higher than the $.83 reported a year ago.

The Company's key performance ratios for the quarter and first half of 2002 were generally restrained. Return on average assets (ROA) were 1.01% and 1.06% respectively for the quarter and year-to-date (compared to 1.08% for both periods last year) and return on average equity (ROE) was 13.12% for the quarter and 13.75% for the first six months of 2002 (compared to 13.98% and 14.03% a year ago). The Company's net interest margin for the quarter was 3.69%, a strong 22 basis points higher that the margin reported for second quarter 2001. The efficiency ratio for the quarter was 59.49% compared to 56.00% a year ago.

Second Bancorp Treasurer and Chief Financial Officer of subsidiary Second National Bank David L. Kellerman indicated "As reported in our preliminary release issued earlier this month, second quarter earning and key performance ratios were hurt by a steep drop in long-term interest rates during June. The resulting adjustment to the value of the $10 million asset associated with the Company's $1 billion mortgage servicing portfolio reduced net income for the quarter by $894,000 or $.09 per diluted share. Absent that adjustment, ROA and ROE for the quarter would have been 1.21% and 15.81% and the Company's efficiency ratio would have been 55.47%. We expect to recapture much of that lost value in subsequent reporting periods as mortgage refinancing activity picks up and/or interest rates begin to strengthen. In the interim, we have purchased interest rate floors which will help control similar earnings volatility in the future."

Non-interest income for the quarter was $4.05 million compared to $4.63 million for the same period last year and $9.02 million for the first half of 2002, marginally lower than the $9.19 million reported for the year-ago period. Income categories showing strength during the second quarter and year-to-date were deposit service charges which were 11% and 8% ahead of results for the same periods last year and gains on sale of loans which were $1.71 million for the quarter compared to $1.11 million a year ago. The 54% increase in gains on loan sales reflects ongoing strength in the Company's mortgage lending business where it continues to sell a large portion of its loan production in the secondary market. Other operating income for the quarter was significantly lower than a year ago reflecting the interest rate impact on the Company's mortgage servicing rights mentioned above. Non-interest expenses for the second quarter were $514,000 (or 4.4%) lower than was reported for the prior quarter. Expenses, compared to second quarter 2001, grew by 15% primarily reflecting increased salaries and employee benefit costs associated with the October acquisition of Commerce Exchange Bank, increased staffing in Second Bancorp's growing mortgage lending business and staff upgrades in the Company's developing wealth management function.

Credit quality remains a focal point for Second Bancorp. Though net loan charge-offs for the quarter were 9% lower than a year ago, non-performing loans continue to grow in absolute terms and as a percentage of total loans. Non-performing loans at quarter-end reached $12.50 million, $2.38 million higher than last year and were 1.14% of total loans compared to .94% at the end of the second quarter 2001. The Company's reserve for loan losses as a percentage of period-end loans strengthened to a comfortable 1.54% at the end of the quarter. President and Chief Executive Officer Rick L. Blossom stated "Though our local economies have done reasonably well in what has developed into a gradual but uneven recovery, individual companies represented in our commercial loan portfolio have begun to show some weakness. We are working very closely with those companies and are confident that many will recover as current economic and political uncertainties are resolved. We believe, however, that the recent growth in non-performing loan balances will continue for the near term."

The Company also reported that its Board of Directors declared an eighteen cent ($.18) per common share dividend payable July 31, 2002 to shareholders of record on July 15. That dividend is unchanged from the first quarter of this year and is 5.9% higher than the dividend paid for last year's second quarter.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.7 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiary Second National Bank's network of 37 retail banking centers.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Earnings:					
Net interest income	$ 14,403	$ 14,157	$ 13,503	$ 12,473	$ 12,298
Provision for loan losses	1,303	933	1,627	988	1,342
Non-interest income	4,053	5,157	5,845	4,420	4,630
Security (losses) gains	0	(173)	2	123	(12)
Trading account (losses) gains	0	(20)	0	(52)	13
Non-interest expense	11,283	11,797	12,001	10,082	9,805
Federal income taxes	1,517	1,708	1,388	1,493	1,524
Income before accounting change	**4,353**	**4,683**	**4,334**	**4,401**	**4,258**
Cumulative effect of accounting change, net of tax	0	0	0	0	0
Net income	$ **4,353**	$ **4,683**	$ **4,334**	$ **4,401**	$ **4,258**
Per share:					
Basic earnings before accounting change	n/a	n/a	n/a	n/a	n/a
Basic earnings	0.44	0.47	0.43	0.43	0.42
Diluted earnings before accounting change	n/a	n/a	n/a	n/a	n/a
Diluted earnings	0.43	0.47	0.43	0.43	0.42
Common dividends	0.18	0.18	0.17	0.17	0.17
Book value	13.71	12.96	12.90	13.04	12.29
Tangible book value	11.85	11.11	11.10	12.90	12.15
Market value	27.30	24.25	21.61	20.50	22.90
Weighted average shares outstanding:					
Basic	9,958,928	9,944,671	9,988,137	10,033,365	10,007,904
Diluted	10,087,003	10,054,758	10,075,690	10,117,705	10,103,060
Period end balance sheet:					
Assets	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370
Securities	448,736	411,897	417,496	407,004	380,262
Total loans	1,092,398	1,114,314	1,121,892	1,060,778	1,075,039
Reserve for loan losses	16,810	16,884	16,695	15,429	15,609
Deposits	1,146,451	1,131,199	1,123,131	1,057,291	1,059,758
Total shareholders' equity	136,293	128,853	128,299	130,766	123,107
Tier I capital	141,011	139,474	137,395	149,171	119,857
Tier I ratio	11.9%	11.3%	11.3%	13.1%	10.4%
Total capital	155,799	154,854	152,550	163,385	134,302
Total capital ratio	13.2%	12.6%	12.6%	14.4%	11.6%
Total risk-adjusted assets	1,181,029	1,228,918	1,210,858	1,135,902	1,155,561
Tier I leverage ratio	8.4%	8.3%	8.2%	9.4%	7.6%
Average balance sheet:					
Assets	$ 1,727,642	$ 1,691,123	$ 1,685,148	$ 1,582,934	$ 1,570,016
Earning assets	1,618,286	1,581,704	1,574,906	1,494,932	1,483,598
Loans	1,097,302	1,109,990	1,100,573	1,064,655	1,074,936
Deposits	1,153,065	1,129,829	1,109,855	1,061,537	1,063,415
Shareholders' equity	132,734	130,152	131,262	126,950	121,840
Key ratios: (%) (1)					
Return on average assets (ROA)	1.01	1.11	1.08	1.11	1.08
Return on average shareholders' equity (ROE)	13.12	14.39	13.81	13.87	13.98
Net interest margin	3.69	3.72	3.57	3.49	3.47
Net overhead	1.79	1.68	1.49	1.53	1.39
Efficiency ratio	59.49	59.46	58.74	57.89	56.00
Credit quality:					
Non-accrual loans	$ 6,287	$ 5,313	$ 5,004	$ 4,273	$ 4,666
Restructured loans	197	0	258	358	38
90 day past due and accruing	6,011	6,257	5,304	4,693	5,415
Non-performing loans	12,495	11,570	10,566	9,324	10,119
Other real estate owned	1,644	1,423	1,399	1,322	1,063
Non-performing assets	$ 14,139	$ 12,993	$ 11,965	$ 10,646	$ 11,182
Charge-offs	$ 1,625	$ 1,285	$ 2,458	$ 1,343	$ 1,808
Recoveries	248	541	219	175	297
Net charge-offs	$ 1,377	$ 744	$ 2,239	$ 1,168	$ 1,511
Reserve for loan losses as a percent of period-end loans (%)	1.54	1.52	1.49	1.45	1.45
Net charge-offs (annualized) as a percent of average loans (%)	0.50	0.27	0.81	0.44	0.56

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Non-performing loans as a percent of loans	1.14	1.04	0.94	0.88	0.94
Non-performing assets as a percent of assets	0.82	0.77	0.71	0.66	0.71

(1)   Based on income before accounting change and excludes merger costs.

Second Bancorp Incorporated and Subsidiaries
Financial Highlights
Year-to-Date Data
(Dollars in thousands, except per share data)

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Earnings:					
Net interest income	$ 28,560	$ 14,157	$ 50,190	$ 36,687	$ 24,214
Provision for loan losses	2,236	933	4,718	3,091	2,103
Non-interest income	9,210	5,157	18,867	13,022	8,602
Security gains (losses)	(173)	(173)	642	640	517
Trading account gains (losses)	(20)	(20)	19	19	71
Non-interest expense	23,080	11,797	41,939	29,938	19,856
Federal income taxes	3,225	1,708	5,880	4,492	2,999
Income before accounting change	**9,036**	**4,683**	**17,181**	**12,847**	**8,446**
Cumulative effect of accounting change, net of tax	0	0	(101)	(101)	(101)
Net income	**$ 9,036**	**$ 4,683**	**$ 17,080**	**$ 12,746**	**$ 8,345**
Per share:					
Basic earnings before accounting change	n/a	n/a	$ 1.72	$ 1.28	$ 0.84
Basic earnings	0.91	0.47	1.70	1.27	0.83
Diluted earnings before accounting change	n/a	n/a	1.71	1.27	0.84
Diluted earnings	0.90	0.47	1.69	1.26	0.83
Common dividends	0.36	0.18	0.68	0.51	0.34
Book value	13.71	12.96	12.90	13.04	12.29
Tangible book value	11.85	11.11	11.10	12.90	12.15
Market value	27.30	24.25	21.61	20.50	22.90
Weighted average shares outstanding:					
Basic	9,948,346	9,944,671	10,013,068	10,021,471	10,013,966
Diluted	10,071,366	10,054,758	10,080,005	10,087,935	10,079,973
Period end balance sheet:					
Assets	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370
Securities	448,736	411,897	417,496	407,004	380,262
Total loans	1,092,398	1,114,314	1,121,892	1,060,778	1,075,039
Reserve for loan losses	16,810	16,884	16,695	15,429	15,609
Deposits	1,146,451	1,131,199	1,123,131	1,057,291	1,059,758
Total shareholders' equity	136,293	128,853	128,299	130,766	123,107
Tier I capital	141,011	139,474	137,395	149,171	119,857
Tier I ratio	11.9%	11.3%	11.3%	13.1%	10.4%
Total capital	155,799	154,854	152,550	163,385	134,302
Total capital ratio	13.2%	12.6%	12.6%	14.4%	11.6%
Total risk-adjusted assets	1,181,029	1,228,918	1,210,858	1,135,902	1,155,561
Tier I leverage ratio	8.4%	8.3%	8.2%	9.4%	7.6%
Average balance sheet:					
Assets	$ 1,709,483	$ 1,691,123	$ 1,595,968	$ 1,565,914	$ 1,557,263
Earning assets	1,600,096	1,581,704	1,502,164	1,477,650	1,468,866
Loans	1,103,611	1,109,990	1,078,196	1,070,655	1,073,705
Deposits	1,141,511	1,129,829	1,070,439	1,057,156	1,054,929
Shareholders' equity	131,450	130,152	124,773	122,586	120,368
Key ratios: (%) (1)					
Return on average assets (ROA)	1.06	1.11	1.09	1.09	1.08
Return on average shareholders' equity (ROE)	13.75	14.39	13.93	13.97	14.03
Net interest margin	3.70	3.72	3.49	3.47	3.45
Net overhead	1.74	1.68	1.51	1.52	1.52
Efficiency ratio	59.47	59.46	58.35	58.20	58.36
Credit quality:					
Non-accrual loans	$ 6,287	$ 5,313	$ 5,004	$ 4,273	$ 4,666
Restructured loans	197	0	258	358	38
90 day past due and accruing	6,011	6,257	5,304	4,693	5,415
Non-performing loans	12,495	11,570	10,566	9,324	10,119
Other real estate owned	1,644	1,423	1,399	1,322	1,063
Non-performing assets	$ 14,139	$ 12,993	$ 11,965	$ 10,646	$ 11,182
Charge-offs	$ 2,910	$ 1,285	$ 6,471	$ 4,013	$ 2,670

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Recoveries	789	541	1,353	1,134	959
Net charge-offs	$2,121	$ 744	$5,118	$2,879	$1,711
Reserve for loan losses as a percent of period-end loans (%)	1.54	1.52	1.49	1.45	1.45
Net charge-offs (annualized) as a percent of average loans (%)	0.38	0.27	0.47	0.36	0.32
Non-performing loans as a percent of loans	1.14	1.04	0.94	0.88	0.94
Non-performing assets as a percent of assets	0.82	0.77	0.71	0.66	0.71

(1) Based on income before accounting change and excludes merger costs.

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income
Quarterly Data
(Dollars in thousands, except per share data)

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
INTEREST INCOME					
Loans (including fees):					
Taxable	$19,965	$20,471	$20,764	$21,015	$21,751
Exempt from federal income taxes	233	243	257	268	279
Securities:					
Taxable	5,797	5,322	5,716	5,471	5,302
Exempt from federal income taxes	715	774	789	800	775
Federal funds sold and other temp. investments	394	213	268	326	298
Total interest income	27,104	27,023	27,794	27,880	28,405
INTEREST EXPENSE					
Deposits	7,429	7,674	8,882	10,467	11,192
Federal funds purchased and securities sold under agreements to repurchase	636	566	727	937	1,053
Note Payable	0	0	0	13	16
Other borrowed funds	2	16	15	23	15
Federal Home Loan Bank advances	3,901	3,877	3,939	3,946	3,831
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	733	733	728	21	0
Total interest expense	12,701	12,866	14,291	15,407	16,107
Net interest income	14,403	14,157	13,503	12,473	12,298
Provision for loan losses	1,303	933	1,627	988	1,342
Net interest income after provision for loan losses	13,100	13,224	11,876	11,485	10,956
NON-INTEREST INCOME					
Service charges on deposit accounts	1,411	1,320	1,424	1,344	1,273
Trust fees	696	786	604	761	749
Gain on sale of loans	1,709	1,544	2,531	1,394	1,106
Trading account (losses) gains	0	(20)	0	(52)	13
Security (losses) gains	0	(173)	2	123	(12)
Other operating income	237	1,507	1,286	921	1,502
Total non-interest income	4,053	4,964	5,847	4,491	4,631
NON-INTEREST EXPENSE					
Salaries and employee benefits	6,325	6,309	5,941	5,313	5,096
Net occupancy	1,125	1,137	1,084	1,001	1,062
Equipment	1,023	1,202	883	1,038	921
Professional services	443	485	716	320	397
Assessment on deposits and other taxes	330	329	321	415	405
Amortization of goodwill and other intangibles	111	110	135	81	80
Merger costs	0	0	305	0	0
Other operating expenses	1,926	2,225	2,616	1,914	1,844
Total non-interest expense	11,283	11,797	12,001	10,082	9,805
Income before federal income taxes	5,870	6,391	5,722	5,894	5,782
Income tax expense	1,517	1,708	1,388	1,493	1,524
Income before accounting change	4,353	4,683	4,334	4,401	4,258
Cumulative effect of accounting change, net of tax	0	0	—	—	—
Net income	$ 4,353	$ 4,683	$ 4,334	$ 4,401	$ 4,258
NET INCOME PER COMMON SHARE:					
Basic before accounting change	n/a	n/a	n/a	n/a	n/a

Basic	$	0.44	$	0.47	$	0.43	$	0.44	$	0.42
Diluted before accounting change		n/a		n/a		n/a		n/a		n/a
Diluted	$	0.43	$	0.47	$	0.43	$	0.43	$	0.42

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Weighted average common shares outstanding:					
Basic	9,958,928	9,944,671	9,988,137	10,033,365	10,007,904
Diluted	10,087,003	10,054,758	10,075,690	10,117,705	10,103,060
Note: Fully taxable equivalent adjustment	$ 510	$ 548	$ 563	$ 575	$ 568

Second Bancorp Incorporated and Subsidiaries
Consolidated Statements of Income
Year-to-Date Data
(Dollars in thousands, except per share data)

	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 40,436	$ 20,471	$ 85,631	$ 64,867	$ 43,852
Exempt from federal income taxes	476	243	1,092	835	567
Securities:					
Taxable	11,119	5,322	21,614	15,898	10,427
Exempt from federal income taxes	1,489	774	3,137	2,348	1,548
Federal funds sold and other temp. investments	607	213	1,083	815	489
Total interest income	54,127	27,023	112,557	84,763	56,883
INTEREST EXPENSE					
Deposits	15,103	7,674	42,010	33,128	22,661
Federal funds purchased and securities sold under agreements to repurchase	1,202	566	3,904	3,177	2,240
Note Payable	0	0	47	47	34
Other borrowed funds	18	16	90	75	52
Federal Home Loan Bank advances	7,778	3,877	15,567	11,628	7,682
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	1,466	733	749	21	0
Total interest expense	25,567	12,866	62,367	48,076	32,669
Net interest income	28,560	14,157	50,190	36,687	24,214
Provision for loan losses	2,236	933	4,718	3,091	2,103
Net interest income after provision for loan losses	26,324	13,224	45,472	33,596	22,111
NON-INTEREST INCOME					
Service charges on deposit accounts	2,731	1,320	5,302	3,878	2,534
Trust fees	1,482	786	2,870	2,266	1,505
Gain on sale of loans	3,253	1,544	5,814	3,283	1,889
Trading account (losses) gains	(20)	(20)	19	19	71
Security (losses) gains	(173)	(173)	642	640	517
Other operating income	1,744	1,507	4,881	3,595	2,674
Total non-interest income	9,017	4,964	19,528	13,681	9,190
NON-INTEREST EXPENSE					
Salaries and employee benefits	12,634	6,309	21,544	15,603	10,290
Net occupancy	2,262	1,137	4,263	3,179	2,178
Equipment	2,225	1,202	3,891	3,008	1,970
Professional services	928	485	1,776	1,060	740
Assessment on deposits and other taxes	659	329	1,542	1,221	806
Amortization of goodwill and other intangibles	221	110	377	242	161
Merger costs	0	0	305	0	0
Other operating expenses	4,151	2,225	8,241	5,625	3,711
Total non-interest expense	23,080	11,797	41,939	29,938	19,856
Income before federal income taxes	12,261	6,391	23,061	17,339	11,445
Income tax expense	3,225	1,708	5,880	4,492	2,999
Income before accounting change	9,036	4,683	17,181	12,847	8,446
Cumulative effect of accounting change, net of tax	0	0	(101)	(101)	(101)
Net income	$ 9,036	$ 4,683	$ 17,080	$ 12,746	$ 8,345
NET INCOME PER COMMON SHARE:					
Basic before accounting change	n/a	n/a	$ 1.72	$ 1.28	$ 0.84
Basic	$ 0.91	$ 0.47	$ 1.70	$ 1.27	$ 0.83
Diluted before accounting change	n/a	n/a	$ 1.71	$ 1.27	$ 0.84
Diluted	$ 0.90	$ 0.47	$ 1.69	$ 1.26	$ 0.83
Weighted average common shares outstanding:					
Basic	9,948,346	9,944,671	10,013,068	10,021,471	10,013,966
Diluted	10,071,366	10,054,758	10,080,005	10,087,935	10,079,973
Note: Fully taxable equivalent adjustment	$ 1,058	$ 548	$ 2,277	$ 1,714	$ 1,139

Second Bancorp Incorporated and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	June 30	March 31	Dec. 31	Sept. 30	June 30
	2002	2002	2001	2001	2001
ASSETS					
Cash and due from banks	$ 36,230	$ 36,397	$ 40,837	$ 32,441	$ 36,024
Federal funds sold and other temp. investments	64,194	42,631	24,016	51,233	27,979
Securities:					
Trading	0	0	0	0	0
Available-for-sale	448,736	411,897	417,496	407,004	380,262
Total securities	448,736	411,897	417,496	407,004	380,262
Loans:					
Commercial	485,652	500,604	508,579	425,149	434,416
Consumer	333,178	317,858	316,097	318,614	322,776
Real estate	273,568	295,852	297,216	317,015	317,847
Total loans	1,092,398	1,114,314	1,121,892	1,060,778	1,075,039
Less reserve for loan losses	16,810	16,884	16,695	15,429	15,609
Net loans	1,075,588	1,097,430	1,105,197	1,045,349	1,059,430
Premises and equipment	16,592	16,737	16,416	16,650	17,122
Accrued interest receivable	8,724	9,596	10,272	10,272	9,759
Goodwill and intangible assets	28,415	28,187	26,578	8,328	7,547
Other assets	41,265	41,973	39,544	37,742	40,247
Total assets	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Demand — non-interest bearing	$ 145,006	$ 138,107	$ 144,953	$ 111,539	$ 109,477
Demand — interest bearing	98,893	99,284	105,221	94,831	90,077
Savings	394,907	335,460	276,628	234,601	234,314
Time deposits	507,645	558,348	596,329	616,320	625,890
Total deposits	1,146,451	1,131,199	1,123,131	1,057,291	1,059,758
Federal funds purchased and securities sold under agreements to repurchase	119,867	108,951	107,279	110,071	117,275
Note payable	0	0	0	0	1,000
Other borrowed funds	4,249	724	5,853	5,745	4,981
Accrued expenses and other liabilities	10,486	12,661	10,200	11,185	10,802
Federal Home Loan Bank advances	271,930	272,005	275,152	267,301	261,447
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	30,468	30,455	30,442	26,660	0
Total liabilities	1,583,451	1,555,995	1,552,057	1,478,253	1,455,263
Shareholders' equity:					
Common stock, no par value; 30,000,000 shares authorized;	38,822	37,722	37,453	37,424	37,166
Treasury stock	(19,462)	(17,397)	(16,798)	(15,072)	(14,740)
Other comprehensive income	7,265	1,424	3,434	6,850	1,810
Retained earnings	109,668	107,104	104,210	101,564	98,871
Total shareholders' equity	136,293	128,853	128,299	130,766	123,107
Total liabilities and shareholders' equity	$ 1,719,744	$ 1,684,848	$ 1,680,356	$ 1,609,019	$ 1,578,370
Miscellaneous data:					
Common shares issued	10,932,360	10,856,360	10,832,810	10,828,310	10,802,510
Treasury shares	991,589	911,689	883,494	801,512	785,000
Bank owned life insurance (in other assets)	$ 32,268	$ 31,858	$ 31,449	$ 31,041	$ 30,645
Loans serviced for others	$ 1,047,988	$ 936,559	$ 812,774	$ 652,337	$ 565,044
Mortgage servicing rights (net of allowance)	$ 10,323	$ 10,006	$ 8,313	$ 6,560	$ 5,688
Goodwill	14,645	14,645	14,645	1,014	1,061
Other intangibles	3,447	3,536	3,620	754	798
Total goodwill and intangibles assets	$ 28,415	$ 28,187	$ 26,578	$ 8,328	$ 7,547
Valuation allowance for mortgage servicing rights included above	$ (2,285)	$ (910)	$ (810)	$ (505)	$ (30)

Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets
For the Quarter Ended
(Dollars in Thousands)

ASSETS	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Cash and demand balances due from banks	$ 32,510	$ 35,183	$ 44,615	$ 32,340	$ 30,980
Federal funds sold and other temp. investments	94,687	51,953	47,585	37,091	27,222
Securities:					
Trading	0	123	99	52	141
Available-for-sale	426,297	419,638	426,649	393,134	381,299
Total securities	426,297	419,761	426,748	393,186	381,440
Loans:					
Commercial	495,622	505,782	492,110	427,029	434,445
Consumer	323,626	313,542	316,100	319,838	318,937
Real estate	278,054	290,666	292,363	317,788	321,554
Total loans	1,097,302	1,109,990	1,100,573	1,064,655	1,074,936
Reserve for loan losses	16,830	16,884	16,747	15,464	15,743
Net loans	1,080,472	1,093,106	1,083,826	1,049,191	1,059,193
Premises and equipment	16,849	16,449	16,716	17,061	17,448
Goodwill and intangible assets	28,654	27,169	20,309	7,985	6,471
Other	48,173	47,502	45,349	46,080	47,262
Total assets	$1,727,642	$1,691,123	$1,685,148	$1,582,934	$1,570,016
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 145,418	$ 139,013	$ 134,160	$ 111,635	$ 110,124
Demand deposits (interest bearing)	98,924	99,765	99,783	90,783	88,920
Savings	370,748	308,104	259,322	232,661	234,781
Time deposits	537,975	582,947	616,590	626,458	629,590
Total deposits	1,153,065	1,129,829	1,109,855	1,061,537	1,063,415
Federal funds purchased and securities sold under agreements to repurchase	128,361	114,128	130,769	112,029	111,816
Note payable	0	0	0	967	1,000
Borrowed funds	773	3,112	2,928	2,240	1,554
Accrued expenses and other liabilities	10,269	10,157	10,794	10,601	10,223
Federal Home Loan Bank advances	271,968	273,299	269,600	267,744	260,168
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	30,472	30,446	29,940	866	0
Total liabilities	1,594,908	1,560,971	1,553,886	1,455,984	1,448,176
Shareholders' equity:					
Common stock	38,421	37,568	37,438	37,331	37,046
Treasury shares	(18,291)	(17,281)	(15,924)	(14,814)	(14,739)
Other comprehensive income	4,503	4,449	7,312	4,548	2,364
Retained earnings	108,101	105,416	102,436	99,885	97,169
Total shareholders' equity	132,734	130,152	131,262	126,950	121,840
Total liabilities and shareholders' equity	$1,727,642	$1,691,123	$1,685,148	$1,582,934	$1,570,016

Second Bancorp Incorporated and Subsidiaries
Consolidated Average Balance Sheets
For the Year-to-date period ended:
(Dollars in Thousands)

ASSETS	June 2002	March 2002	Dec. 2001	Sept. 2001	June 2001
Cash and demand balances due from banks	$ 33,839	$ 35,183	$ 35,490	$ 32,415	$ 32,453
Federal funds sold	73,438	51,953	31,125	25,578	19,726
Securities:					
Trading	61	123	114	119	153
Available-for-sale	422,986	419,638	392,729	381,298	375,282
Total securities	423,047	419,761	392,843	381,417	375,435
Loans:					
Commercial	500,674	505,782	444,813	428,874	429,812
Consumer	318,612	313,542	316,032	316,009	314,063
Real estate	284,325	290,666	317,351	325,772	329,830
Total loans	1,103,611	1,109,990	1,078,196	1,070,655	1,073,705
Reserve for loan losses	16,857	16,884	15,889	15,600	15,669
Net loans	1,086,754	1,093,106	1,062,307	1,055,055	1,058,036
Premises and equipment	16,650	16,449	17,283	17,474	17,684
Goodwill and intangible assets	27,769	27,169	10,241	6,848	6,270
Other	47,986	47,502	46,679	47,127	47,659
Total assets	$1,709,483	$1,691,123	$1,595,968	$1,565,914	$1,557,263
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 142,233	$ 139,013	$ 115,857	$ 109,689	$ 108,700
Demand deposits (interest bearing)	99,342	99,765	90,762	87,722	86,166
Savings	339,599	308,104	242,242	236,486	238,430
Time deposits	560,337	582,947	621,578	623,259	621,633
Total deposits	1,141,511	1,129,829	1,070,439	1,057,156	1,054,929
Federal funds purchased and securities sold under agreements to repurchase	121,284	114,128	116,131	111,198	110,776
Note payable	0	0	740	989	1,000
Borrowed funds	1,936	3,112	2,240	2,008	1,890
Accrued expenses and other liabilities	10,213	10,157	10,161	9,948	9,616
Federal Home Loan Bank advances	272,630	273,299	263,719	261,737	258,684
Corporation-obligated manditorily redeemable capital securities of subsidiary trust	30,459	30,446	7,765	292	0
Total liabilities	1,578,033	1,560,971	1,471,195	1,443,328	1,436,895
Shareholders' equity:					
Common stock	37,997	37,568	37,192	37,109	36,996
Treasury shares	(17,789)	(17,281)	(14,989)	(14,674)	(14,603)
Net unrealized holding gains	4,476	4,449	3,947	2,813	1,931
Retained earnings	106,766	105,416	98,623	97,338	96,044
Total shareholders' equity	131,450	130,152	124,773	122,586	120,368
Total liabilities and shareholders' equity	$1,709,483	$1,691,123	$1,595,968	$1,565,914	$1,557,263

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: July 18, 2002

/s/ David L. Kellerman

David L. Kellerman, Treasurer

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